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2007 MAY 14 A 9:10

07023470

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("IndoAgri") to the Singapore Stock Exchange, in relation to the First Quarter Financial Statements Announcement for period ended 31st March 2007.**

Dated this 30th day of April, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

dw 5/14

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First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2007 20:24:53
Announcement No.	00321

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-03-2007

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Ind@Agri

FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT FOR PERIOD ENDED 31 MARCH 2007

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group		
	Actual Q1 2007	Proforma Q1 2006	Change
	Rp ' million	Rp ' million	%
Revenue	1,201,943	849,601	41.5
Cost of sales	(955,005)	(694,989)	37.4
Gross Profit	**246,938**	**154,612**	59.7
Gain arising from changes in fair values of biological assets	87,339	8,743	899.0
Other operating income	20,580	23,015	(10.6)
Selling and distribution costs	(48,601)	(31,817)	52.8
General and administrative expenses	(44,532)	(34,143)	30.4
Other operating expenses	(4,870)	(4,431)	9.9
Profit from operations	256,854	115,979	121.5
Impairment of goodwill *	(76,337)	-	n/m
Financial income	12,351	1,970	526.9
Financial expenses	(13,608)	(23,787)	(42.8)
Profit before taxation	179,260	94,162	90.4
Tax expense	(76,608)	(29,695)	158.0
Profit for the period	102,654	64,467	59.2
Attributable to:-			
-Equity holders of the Company	86,800	57,223	51.7
-Minority interests	15,854	7,244	118.9
	102,654	64,467	59.2

n.m. denotes "Not Meaningful"

* *Goodwill arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

Other information:-	Actual Q1 2007	Proforma Q1 2006	Change
	Rp ' million	Rp ' million	%
Depreciation of property, plant & equipment	25,960	24,137	7.6
Amortisation of prepaid land premium & others	4,784	1,820	162.9
Foreign exchange gain	(16,244)	(14,059)	15.5
Interest on borrowings	13,450	23,601	(43.0)

n.m. denotes "Not Meaningful"

1(b)(i). ***A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.***

	Group		Company	
	Actual 31/03/2007	Proforma 31/12/2006	Actual 31/03/2007	Actual * 31/12/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Non-current assets				
Biological assets	2,746,206	2,480,752	-	-
Property, plant and equipment	861,990	830,613	242	-
Prepaid land premiums and deferred land rights acquisition cost	286,210	182,406	-	-
Goodwill	47,536	36,852	-	-
Claims from income tax refund	97,812	97,733	-	-
Deferred tax assets	102,966	78,086	-	-
Other non-current assets	119,434	101,908	7,383,633	-
Total non-current assets	4,262,154	3,808,350	7,383,875	-
Current assets				
Inventories	556,302	602,814	-	-
Trade and other receivables	328,140	361,376	2,299,675	5,398
Prepaid value added tax	151,183	147,160	-	-
Advance to suppliers	155,453	100,631	-	-
Available-for-sale investments	234,329	243,607	-	-
Cash and cash equivalents	1,759,780	322,337	151,488	68,608
Total current assets	3,185,187	1,777,925	2,451,163	74,006
Total assets	7,447,341	5,586,275	9,835,038	74,006
Current liabilities				
Trade payables and accruals	330,532	223,829	28,516	5,463
Advance to customers	26,201	8,056	-	-
Interest-bearing loans and borrowings	82,056	759,900	-	-
Income tax payable	46,971	31,209	-	-
Total current liabilities	485,760	1,022,994	28,516	5,463
Non-current liabilities				
Interest-bearing loans and borrowings	45,940	332,662	-	-
Other payables	18,433	17,505	-	-
Estimated liabilities for employee benefits	85,460	85,460	-	-
Deferred tax liabilities	730,530	666,367	-	86
Total non-current liabilities	880,363	1,101,994	-	86
Total liabilities	1,366,123	2,124,988	28,516	5,549
Net assets	6,081,218	3,461,287	9,806,522	68,457
Attributable to equity holders				
Share capital	2,480,311	26,285	9,808,443	79,035
Reserves	2,842,985	2,768,135	(1,921)	(10,578)
	5,323,296	2,794,420	9,806,522	68,457
Minority interests	757,922	666,867	-	-
Total equity	6,081,218	3,461,287	9,806,522	68,457

* 31 Dec 2006 financial statements of the Company was presented in Singapore dollar and converted to Rupiah using the closing exchange rate as of 31 Dec 2006.

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Group	
		Actual 31/03/2007	**Proforma 31/12/2006**
		Rp ' million	**Rp ' million**
		Secured	Unsecured
(i)	Amount payable in one year or less, or on demand		
	Secured	82,056	259,900
	Unsecured	-	500,000
	Sub-total	**82,056**	**759,900**
(ii)	Amount repayable after one year		
	Secured	45,940	332,662
	Unsecured	-	-
	Sub-total	**45,940**	**332,662**
	TOTAL	**127,996**	**1,092,562**

(iii) Details of the collaterals

The above bank term loans in Q1 2007 of various subsidiaries are secured by corporate guarantee by a subsidiary and a charge over the plantations assets of the subsidiaries.

1(c). ***A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.***

	Group	
	Actual Q1 2007	Proforma Q1 2006
	Rp ' million	Rp ' million
Cash flows from operating activities		
Profit before taxation	179,260	94,162
Depreciation and amortisation	30,744	25,957
Unrealised foreign exchange losses/(gains) arising from financing transactions and foreign currency translation movement	3,988	(23,556)
Changes in fair value of biological assets	(87,339)	(8,742)
Gain/(loss) on sale of property, plant and equipment, prepaid land premium	84	(2,525)
Changes in provision for dismantling cost	249	1,329
Changes in estimated liability for employee benefits	374	(337)
Impairment of goodwill	76,337	-
Interest income	(12,351)	(1,970)
Interest expense	13,608	23,787
Operating profit before changes in working capital	204,954	108,105
Changes in working capital		
Other non-current assets	(28,583)	(23,622)
Inventories	52,629	209
Receivables	(12,617)	251,622
Prepaid value-added taxes	(465)	(3,217)
Payables	54,002	(299,365)
Cash flow generated from operations	269,920	33,732
Interest received	12,351	1,970
Interest paid	(13,608)	(23,787)
Income tax paid	(44,456)	(27,388)
Net cash (used in)/generated from operating activities	224,207	(15,473)

	Group	
	Actual 1Q 2007	Proforma 1Q 2006
	Rp ' million	Rp ' million
Cash flows from investing activities		
Acquisitions of property, plant and equipment	(36,040)	(35,075)
Acquisitions of subsidiaries, net of cash acquired (1) see note at page 6	(124,536)	-
Acquisitions of biological assets	(24,947)	(14,961)
Advances for purchases of factory equipment	2,490	13,989
Advances from KKPA projects in relation the Plasma program	(14,920)	(2,986)
Proceeds from disposal of property, plant and equipment and prepaid land premium	633	2,953
Net cash used in investing activities	**(197,320)**	**(36,080)**
Cash flows from financing activities		
Cash received from placement of shares, net of expenses	2,379,949	-
Proceeds of short-term interest-bearing loans and borrowings	668,523	221,018
Repayment of short-term interest bearing loans and borrowings	(1,350,586)	(215,483)
Proceeds of long-term interest-bearing loans and borrowings	2,260	18,000
Repayment of long-term interest bearing loans and borrowings	(289,590)	(30,130)
Net cash (used in)/generated from financing activities	**1,410,556**	**(6,595)**
Net increase/(decrease) in cash and cash equivalents	1,437,443	(58,148)
Cash and cash equivalents at the beginning of the period	322,337	274,744
Cash and cash equivalents at the end of the period	**1,759,780**	**216,596**

[(1)] Acquisitions of subsidiaries

The fair value of the identifiable assets and liabilities of PT Swadaya Bhakti Negaramas ("SBN"), PT Mentari Subur Abadi and Subsidiary ("MSA"), and PT Mega Citra Perdana & Subsidiaries ("MCP") acquired from Rascal Holding Limited ("Rascal") at the date of acquisition were:

	As at 31 March 2007	
	Carrying Value Rp ' million	Fair Value Rp ' million
Property, plant & equipment	19,802	22,013
Biological assets	122,667	153,172
Deferred tax assets	1,616	1,616
Prepaid land premiums and deferred landright acquisition cost	2,416	93,113
Prepaid value added tax	3,558	3,558
Inventories	6,117	6,117
Trade and other receivable	8,297	8,297
Cash and cash equivalents	6,363	6,363
Other assets	5,983	5,983
Total identifiable assets	176,819	300,232
Interest-bearing loans and borrowings	789	789
Deferred tax liability	-	37,023
Trade and other payables	71,889	71,889
Total identifiable liabilities	72,678	109,701
Minority interest	41,658	76,215
Net Assets	62,483	114,316
Goodwill arising on acquisition		10,684
Total cost of business combination		125,000

Cash outflow on acquisition of subsidiaries SBN, MSA and MCP from Rascal is as follows:

	Period Ended 31 March 2007
	Rp ' million
Cash paid	125,000
Net cash of the acquired subsidiaries	(6,363)
Net cash outflow from the above acquisition	118,637

Total outflow on the acquisition of subsidiaries	
Acquisition of subsidiaries from Rascal	118,637
Add: Incidental acquisition expenses	5,899
Total cash outflow	124,536

1(d). *A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.*

STATEMENT OF CHANGES IN EQUITY

	Actual Q1' 2007	Proforma Q1' 2006
Group	**Rp ' million**	**Rp ' million**
Issued Capital		
Balance as at 1 January	26,285	26,285
Issue of shares pursuant to the Acquisition (note 1)	74,077	-
Issue of shares pursuant to Share Placement (note 2)	2,487,055	-
Share issue expenses	(107,106)	-
Balance as at 31 March (note 3)	**2,480,311**	**26,285**
Reserves*		
Balance as at 1 January	2,768,135	2,094,548
Unrealised loss on changes in fair value of available-for-sale investments	(8,259)	(2,577)
Foreign currency translation movement	(3,691)	(1,588)
Net profit for the period	86,800	57,223
Balance as at 31 March	**2,842,985**	**2,147,606**
Minority Interest		
Balance as at 1 January	666,867	502,405
Unrealised loss on changes in fair value of available-for-sale investments	(1,017)	(350)
Minority interest of acquired subsidiaries	76,218	-
Net profit for the period	15,854	7,244
Balance as at 31 March	**757,922**	**509,298**

	Actual Q1' 2007	Actual Q1' 2006 (Note 5)
Company	**Rp 'million**	**Rp 'million**
Issued Capital		
Balance as at 1 January	90,672	79,035
Issue of share pursuant to the Acquisition (note 4)	7,377,734	-
Issue of share pursuant to Share Placement (note 2)	2,487,055	-
Share issue expense	(107,106)	-
Capital reduction	(39,912)	-
Balance as at 31 March	9,808,443	79,035
Reserves		
Balance as at 1 January	(21,821)	(10,578)
Net profit for the period	19,900	-
Balance as at 31 March	(1,921)	(10,578)

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofoods Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.
2) In January 2007, the Company issued 998,200,000 consolidated shares pursuant to the Acquisition.
3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.
4) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and placement of new shares by the Company.
5) Share capital and reserves related to CityAxis Holdings Limited for Q1 2006 were not meaningful.

* Reserves consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). ***Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.***

The number of shares immediately upon completion of the Proposed Acquisition and consolidation of every 10 existing shares into 1 share (as described in the Circular dated 11 December 2006) is 1,011,700,000 consolidated shares.

	No. of ordinary shares issued ('000)
Balance as at 1 Jan 2007	135,000
Issue of Consideration Shares pursuant to the Proposed Acquisition	9,982,000
Balance before consolidation	**10,117,000**
Balance after consolidation	**1,011,700**
New shares placement	338,000
Balance as at 31 March 2007 after consolidation and new shares placement	**1,349,700**

2. ***Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.***

This unaudited consolidated financial information have not been audited nor reviewed by the auditor.

3. ***Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).***

Not applicable.

4. ***Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.***

The Company became the legal parent company of IOFPL at the reverse acquisition date. The substance of the acquisition was that IOFPL (the "deemed acquirer") acquired the Company (the "deemed acquiree") in a reverse acquisition. As a consequence of applying reverse acquisition accounting, the consolidated financial statement represent a continuation of the financial statements of the deemed acquirer.

The comparative Information has been prepared on a proforma basis based on the assumptions stated in the Circular dated 11 December 2006.

The same accounting policies and methods of computation have been applied in these unaudited consolidated financial information for the current financial period as compared to the unaudited proforma consolidated financial information as at 31 December 2006.

5. ***If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.***

Not applicable.

6. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share amounts are calculated by dividing earnings for the quarter attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 31 March 2007.

For the purpose of basic and diluted earnings per share computation, the weighted number of ordinary shares issued as at 31 March 2007 represents:

(a) the number of shares issued by the Company pursuant to the Acquisition; and

(b) the number of shares issued pursuant to the Placement.

The weighted number of ordinary shares outstanding as at 31 March 2006 represents the number of shares outstanding at the Acquisition date (ie, 1,011,700,000 shares).

	Group	
	Actual 1Q 2007	Proforma 1Q 2006
Number of shares ('000)	1,349,700	1,011,700
Earnings per share: (in Rp)		
(a) based on weighted average number of share	64.3	56.6
(b) based on a fully diluted basis	64.3	56.6

7 **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

	Group		Company	
	Actual 31/03/2007	Proforma 31/12/2006	Actual 31/03/2007	Actual 31/12/2006
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	3,944	2,762	7,266	68

The net asset value per ordinary share for the Group and company is calculated using the net assets value attributable to equity holders as at end of each year/period divided by the enlarged share capital:

a) 1,011,700,000 consolidated shares as of 31 December 2006; and

b) 1,349,700,000 consolidated shares as of 31 March 2007.

8 ***A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.***

Review of Financial Performance – Q1'2007 Actual vs. Q1'2006 Proforma

Revenue and Gross Profit Margin: The Group's revenue increased by 41.5% from Rp850 billion in Q1 2006 to Rp1,202 billion in Q1 2007 mainly due to increased selling prices.

Revenue from the plantation division increased by 35.9% from Rp270 billion in Q1 2006 to Rp367 billion in Q1 2007. Of this sales, Rp79 billion in Q1 2007 (vs. Rp56 billion in Q1 2006) were to external parties. The increase was due mainly to higher average selling price of Crude Palm Oil (CPO) from Rp3,429/kg in Q1 2006 to Rp4,881/kg in Q1 2007.

Cooking oil and fats division's total revenue improved by 40.3% from Rp585 billion in Q1 2006 to Rp820 billion in Q1 2007. The encouraging result was due to increase selling prices resulting from rising CPO price and higher sales volume in the domestic Indonesian market. The latter was attributable to (i) the Group leveraging on the PT Indofood Sukses Makmur Tbk ("ISM") Group's improved distribution system, (ii) increased marketing efforts by the Group for the margarine and shortening segments and (iii) an increase in the sale of industrial cooking oil to the PT ISM Group for its noodles business.

A positive highlight was a notable turnaround for Commodities division with revenue increased by 44.1% from Rp212 billion in Q1 2006 to Rp305 billion in Q1 2007. This was attributable to the increase in the average selling price of palm oil-based and copra-based products, but negated partially by lower volume of palm-oil based products.

Gross Profit Margin improved from 18.2% in Q1 2006 to 20.5% in Q1 2007 due to increase selling prices and higher volume from edible oil products.

Gain arising from changes in fair values of biological assets in Q1 2007 increased by approximately Rp79 billion versus same period last year. This was mainly due to the higher fair value as a result of (i) a lower discount rate being applied due to a decrease in consensus emerging market risk premium, (ii) higher CPO price, (iii) increase in planted area arising from the acquisition of PT Sarana Inti Pratama ("SAIN"), SBN, MSA and MCP from Rascal, (iv) higher planted area of existing plantation.

Biological assets comprise oil palm plantations and rubber plantations. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and palm kernel oil ("PKO"). The fair values of oil palm plantations as at 31 March 2007 are determined by using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market.

Profit from Operations for Q1 2007 showed an increase of 121.5% or Rp141 billion versus Q1 2006. The improvement in profit was largely driven by higher gross profit of Rp92 billion and gains arising from changes in fair values of biological assets as explained above of Rp79 billion.

The profit from operations was partially offset by higher selling and distribution costs which largely driven by increase in promotion and advertising costs of about Rp12 billion and general and administrative expenses which was caused by higher staff related expenses of about Rp10 billion

Net Profit After Tax of the Group increased by 59.2% or close to Rp38 billion in Q1 2007 against same period last year after deducting higher income tax expense from deferred tax provision for gain arising from changes in fair value of biological asset and impairment of goodwill. Higher interest income on time deposits and lower interest expense from decreased borrowings contributed to Rp21 billion improvements in profit.

Ind◎Agri

Review of Financial Position

Biological assets increased primarily due to the acquisition of SBN, MSA and MCP in Q1 2007 and changes in fair values.

Property, plant and equipment increased attributed largely to purchase of equipment, construction of housing and infrastructure in plantations, as well as the acquisition of SBN, MSA and MCP in Q1 2007. The increase in prepaid land premiums and deferred land right costs as well as goodwill are due to the plantation acquisitions.

The changes in other non-current assets were due largely to increase in advances to KKPA projects in relation to Plasma Program.

Interest bearing loans and borrowings reduced significantly due to repayment of bank loans amounting Rp561 billion and US$45 million.

The group's net assets increased from Rp3,461 billion in December 2006 to end at Rp6,081 billion in Q1 2007 largely attributed to the cash proceeds from the new shares placement.

The cash and cash equivalent as of 31 Dec 2007 was significantly higher than 31 Dec 2006 driven largely by cash from new shares placement in mid February 2007 and the acquisition of PT SBN, PT MSA, and PT MCP, as well as positive cash inflow from operating activities.

9. ***Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.***

N.A.

10. ***A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.***

The prospect for palm oil remains promising with the expected increase in global demand due to increasing awareness of the dietary benefits of palm oil and as a feedstock for bio-diesel, as well as increased demand from India due to the lowering of import duties on palm oil.

The outlook projection for edible oil is encouraging as Indonesia's per capital consumption of cooking oil is lower than those in the region, coupled with the expected increase in consumer affluence with the projected improvement of Indonesia GDP to 6.2% in 2007.

11. ***If a decision regarding dividend has been made.***

(a) ***Current Financial Period Reported On***

Nil.

(b) ***Corresponding Period of the Immediately Preceding Financial Year***

Nil.

12. ***If no dividend has been declared (recommended), a statement to that effect.***

No dividend has been declared or recommended for the Financial Period ended 31 March 2007.

13. ***Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year***

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Q1 2007						
Revenue						
External sales	79,320	820,280	302,342		-	1,201,943
Inter-segments sales	288,014	-	2,506		(290,519)	-
Total Sales	367,334	820,280	304,848	-	(290,519)	1,201,943
Results						
Segment profit	302,686 *	12,546	9,380	(5,085)	(78,917)	240,610
Net foreign exchange loss on interest-bearing loan and borrowings						16,244
Profit from operations						256,854
Impairment of goodwill						(76,337)
Net finance costs						(1,257)
Profit before income tax						179,260
Income tax expense						(76,606)
Profit for the period						102,654

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Q1 2006						
Revenue						
External sales	56,096	581,894	211,611	-	-	849,601
Inter-segments sales	214,286	2,759	-	-	(217,044)	-
Total Sales	270,382	584,653	211,611	-	(217,044)	849,601
Results						
Segment profit	131,869 *	4,060	(24,880)		(9,129)	101,920
Net foreign exchange loss on interest-bearing loan & borrowing						14,059
Profit from operations						115,979
Net finance costs						(21,817)
Profit before income tax						94,162
Income tax expense						(29,695)
Profit for the period						64,467

* Includes the changes in fair values of biological assets.

Revenue by Geographical Market Note (1)

	Q1 ' 2007 (Rp' million)	%	Q1 ' 2006 (Rp' million)	%	Change %
Indonesia	776,890	64.6%	541,401	63.7%	43.5%
Asia	117,085	9.7%	161,240	19.0%	(27.4%)
Europe	273,323	22.8%	44,112	5.2%	519.6%
Africa, Middle East and Oceania	29,927	2.5%	42,508	5.0%	(29.6%)
America	4,718	0.4%	60,340	7.1%	(92.2%)
Total revenue	**1,201,943**	**100.0%**	**849,601**	**100.0%**	**41.5%**

Note (1) The breakdown of revenue by geographical segments is based on shipment destination

14. ***Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Group has the following the interest person transactions (IPT) during Q1' 2007.

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000)	
	1Q 2007	
	Rp 'billion	USD million
PT ISM Group		
Rental of storage tanks	0.1	-
Sales of cooking oil & margarine	379.3	-
Purchase of goods and services	16.2	-
Largest loan + interest outstanding due to PT ISM during period	-	5.0
Salim Group		
Sales of CPO & other palm oil based products	2.7	-
Purchases of services	1.8	-
Acquisition of equity shares in SBN, MSA and MCP	125.0	-
Rental of land	0.1	-

BY THE ORDER OF THE BOARD

CESAR MANIKAN DELA CRUZ
Chief Executive Officer

27 APR 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.

IndoAgri

CONFIRMATION BY THE BAORD OF DIRECTORS

Pursuant to Rule 705(4) of the SGX-ST Listing Manual, we Cesar dela Cruz and Moleonoto Tjang, being two Directors of Indofood Agri Resources Ltd. ("the Company") do hereby confirm on behalf of the Board of Directors of the Company that, to the best of their knowledge, nothing has come to the attention of the Board of Directors of the Company which may render the Group's unaudited interim financial results for the 1st Quarter ended 31 March 2007 to be false or misleading.

On behalf of the Board of Directors:

Cesar Manikan dela Cruz	**Moleonoto Tjang**
Chief Executive Officer	Executive Director

27 April 2007

INDOFOOD AGRI RESOURCES Ltd. 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624, Tel. +65 6557 2389, Fax. +65 6557 2387, www.indofoodagri.com

Company Registration No. 200106551G

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Press release in relation to the First Quarter 2007 Financial Results of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company.**

Dated this 30th day of April, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS
R E L E A S E

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Monday, 30 April 2007

INDOFOOD'S FIRST QUARTER 2007 FINANCIAL RESULTS

- **CONSOLIDATED NET SALES GREW 18.8%**
- **OPERATING PROFIT UP 10.5% TO Rp474.11 BILLION**
- **NET INCOME IMPROVED TO Rp177.31 BILLION**
- **CORE PROFIT INCREASED TO Rp150.58 BILLION**

The attached press release is released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S FIRST QUARTER 2007 FINANCIAL RESULTS

- **CONSOLIDATED NET SALES GREW 18.8%**
- **OPERATING PROFIT UP 10.5% TO Rp474.11 BILLION**
- **NET INCOME IMPROVED TO Rp177.31 BILLION**
- **CORE PROFIT INCREASED TO Rp150.58 BILLION**

Jakarta, April 30, 2007 – PT. Indofood Sukses Makmur Tbk ("Indofood") today announced its financial results for the first quarter ended March 31, 2007, reporting consolidated net sales of Rp5.83 trillion, an 18.8% increase compared to Rp4.91 trillion in same quarter last year.

Consumer Branded Products Strategic Business Group (SBG), which include Noodles, Food Seasonings, Snack Foods and Nutrition & Special Food, posted 13.0% growth in total sales, brought about mainly by double digit growth in Noodles sales volume. Bogasari, Edible Oils & Fats and Distribution SBGs registered growth in total sales of 17.2%, 39.3% and 19.6% respectively.

"The rise in the price of wheat and other raw materials has put pressure on our gross margin, although the increase in CPO price has improved the performance of our Plantations division. The ongoing implementation of cost efficiency programs has continued to curb the effects on costs", said Mr. Anthoni Salim, President Director and Chief Executive Officer.

Gross profit increased 16.4% to Rp1.25 trillion, while the gross margin slightly declined to 21.4%. Operating profit increased 10.5% to Rp474.11 billion, but operating margin decline to 8.1%. Net profit improved to Rp177.31 billion from Rp173.91 billion, while core profit increased to Rp150.58 billion from Rp98.20 billion.

Gross and net gearing ratios improved significantly to 1.09 and 0.48 times, from 1.51 and 1.28 times in the same period last year, resulting from the successful placement of new consolidated shares of Indofood Agri Resources Ltd. (IndoAgri) in February 2007.

PT INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES
GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jalan HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

ASSETS

	2007 Rp	2006 (As Restated) Rp
CURRENT ASSETS		
Cash and cash equivalents	3,829,418	1,018,578
Short-term investments	524,638	465,044
Accounts receivable		
Trade		
Third parties - net	1,384,506	1,326,382
Related parties	102,283	108,287
Non-trade		
Third parties - net	180,795	334,441
Related parties	60,891	71,389
Inventories - net	3,098,637	2,444,704
Advances and deposits	313,680	625,070
Prepaid taxes	276,534	187,785
Prepaid expenses and other current assets	105,344	62,735
Total Current Assets	9,876,726	6,644,415
NON-CURRENT ASSETS		
Claims for tax refund	114,041	397,151
Advances to KKPA project - net	87,553	-
Deferred tax assets - net	124,849	103,286
Long-term investments and advances for purchases of investments	73,544	171,880
Plantations		
Mature plantations - net	210,013	185,890
Immature plantations	458,967	178,446
Property, plant and equipment - net	6,413,471	6,040,090
Deferred charges - net	211,627	200,115
Goodwill - net	210,927	190,677
Other non-current assets	734,388	812,180
Total Non-current Assets	8,639,378	8,277,715
TOTAL ASSETS	18,516,104	14,922,130

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007 Rp	2006 (As Restated) Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	2,425,990	1,191,314
Trust receipts payable	1,253,712	737,019
Accounts payable		
Trade		
Third parties	1,121,674	1,134,049
Related parties	49,154	51,879
Non-trade		
Third parties	252,143	245,288
Related parties	9,573	6,332
Accrued expenses	651,758	536,775
Taxes payable	231,422	122,836
Current maturities of long-term debts		
Bank loans	939,367	121,610
Obligations under capital leases	414	55
Total Current Liabilities	6,935,207	4,147,157
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bank loans	44,975	1,261,641
Bonds and guaranteed notes payable - net	2,193,690	3,480,626
Obligations under capital leases	965	168
Total long-term debts	2,239,630	4,742,435
Advances from KKPA project - net	-	5,034
Deferred tax liabilities - net	707,255	686,277
Estimated liabilities for employee benefits	466,146	366,430
Total Non-current Liabilities	3,413,031	5,800,176
GOODWILL - net	3,267	3,445
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	1,881,515	473,447
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,419	944,419
Additional paid-in capital	1,182,046	1,182,046
Differences in values of restructuring transactions among entities under common control	(1,051,958)	(930,493)
Unrealized gains on investments in marketable securities - net	73,027	60,192
Differences arising from changes in equities of Subsidiaries	1,413,801	103,263
Differences arising from foreign currency translations	2,224	(413)
Pro Forma Capital	-	41,335
Retained earnings		
Appropriated	50,000	45,000
Unappropriated	4,410,594	3,793,625
Treasury stock - 915,600,000 shares	(741,069)	(741,069)
Net Shareholders' Equity	6,283,084	4,497,905
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,516,104	14,922,130

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

	2007 Rp	2006 (As Restated) Rp
NET SALES	5,831,639	4,908,611
COST OF GOODS SOLD	4,582,396	3,835,010
GROSS PROFIT	1,249,243	1,073,601
OPERATING EXPENSES		
Selling	506,292	409,672
General and administrative	268,843	234,751
Total Operating Expenses	775,135	644,423
INCOME FROM OPERATIONS	474,108	429,178
OTHER INCOME / (CHARGES)		
Interest income	29,337	9,385
Interest expense and other financing charges	(162,626)	(211,449)
Gains on foreign exchange - net	11,868	125,017
Others - net	(1,170)	(15,305)
Other Charges - Net	(122,591)	(92,352)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	351,517	336,826
INCOME TAX BENEFIT / (EXPENSE)		
Current	(164,230)	(55,763)
Deferred	43,904	(87,471)
Income Tax Expense - Net	(120,326)	(143,234)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES AND PRO FORMA ADJUSTMENT	231,191	193,592
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(53,117)	(20,152)
PRO FORMA ADJUSTMENT	(760)	473
NET INCOME	177,314	173,913
EARNINGS PER SHARE		
Income from Operations	56	50
Net Income	21	20

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at March 31, 2007 and 2006 were Rp 9,118 and Rp 9,075 to US$ 1, respectively.
3. The 2006 consolidated financial statements have been restated to reflect the effects of the acquisition of entities under common control in March 2007 as if it occurred on January 1, 2006 in accordance with SFAS No. 38 (Revised 2004), "Accounting for Restructuring Transactions among Entities under Common Control".
4. For comparative purposes, certain accounts in the 2006 consolidated financial statements have been reclassified to conform with the 2007 presentation.

Jakarta, April 30, 2007

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

FPC Exemption No (82-836)

Publication: South China Morning Post **Date:** 30 April 2007
Page: Classified 9 **Where Published:** Hong Kong

BEST AVAILABLE COPY

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

Website: http//www.firstpacco.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 1st June, 2007 at 10:00 a.m. for the following purposes.

1. To receive and adopt the Audited Accounts and the Reports of the Directors and auditors for the year ended 31st December, 2006.
2. To declare a final dividend of HK3.50 cents (US0.45 cent) per ordinary share for the year ended 31st December, 2006.
3. To re appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.
4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:–
   - (i) THAT Mr. Manuel V. Pangilinan be and he is hereby re-elected as Managing Director and CEO of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Mr. Manuel V. Pangilinan retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.
   - (ii) THAT Mr. Edward A. Tortorici be and he is hereby re-elected as an Executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlies of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Mr. Edward A. Tortorici retires by rotation pursuant to the Code and/or the Bye-laws.
   - (iii) THAT Mr. David Tang be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Mr. David Tang retires by rotation pursuant to the Code and/or the Bye-laws.
   - (iv) THAT Prof. Edward K.Y. Chen be and he is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 31st May, 2010 or (3) the date on which Prof. Edward K.Y. Chen retires by rotation pursuant to the Code and/or the Bye-laws.
5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Independent Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.
6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the Board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."
7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT,
   - (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;
   - (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;
   - (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and
   - (d) for the purposes of this Resolution:

     "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:
     - (i) the conclusion of the next Annual General Meeting of the Company;
     - (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held, and
     - (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

     "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."
8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:
   - (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby approved generally and unconditionally;
   - (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and
   - (c) for the purposes of this Resolution:

     "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:
     - (i) the conclusion of the next Annual General Meeting of the Company;
     - (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and
     - (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."
9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."
10. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

    "THAT the new executive stock option plan of Metro Pacific Investments Corporation ("Metro Pacific"), the terms of which are contained in the document produced to the meeting marked "A" and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted as the new executive stock option plan of Metro Pacific and that the directors of Metro Pacific be and are hereby authorized to grant options to subscribe for shares of Metro Pacific thereunder, allot and issue shares of Metro Pacific pursuant to the exercise of any options which may be granted under the executive stock option plan, and exercise and perform the rights, powers and obligations of Metro Pacific thereunder and do all such things and take all such actions as the directors of Metro Pacific may consider to be necessary or desirable in connection with the foregoing."
11. To transact any other ordinary business of the Company

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th April, 2007

Principal Office	*Registered Office*
24th Floor	Canon's Court
Two Exchange Square	22 Victoria Street
8 Connaught Place	Hamilton HM 12
Central, Hong Kong	Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the 2007 AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company
2. A form of proxy for use at the 2007 AGM is enclosed in the circular which contains the notice of the meeting (the "Notice"). The form of proxy will also be published on the website of the Stock Exchange and can also be downloaded from the Company's website: www.firstpacco.com
3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4. With respect to agenda item No. 4 in the Notice, the biographical details of each of the Directors who stand for re-election at the 2007 AGM, as required by Rule 13.51(2) of the Listing Rules as at the latest practicable date, are set out in Appendix I of the circular containing the Notice to enable Shareholders to make an informed decision on their re-election
5. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the meeting
6. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice
7. An explanatory statement containing further details regarding agenda item No. 10 in the Notice on the adoption of the Metro Pacific Stock Option Plan is set out in Appendix III of the circular containing the Notice
8. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W. C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

END